

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Brian Webb-Walsh
Chief Financial Officer
NCR Voyix Corp
864 Spring Street
Atlanta, GA 30308

> **Re: NCR Voyix Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-00395**

Dear Brian Webb-Walsh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kelli Sterrett